Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copy of the disclosure letter that we filed on July 29, 2024 with the Philippine Stock Exchange, Inc. and the Philippine Securities and Exchange Commission in connection with a press release entitled “MVP Group’s DigiCo agrees to acquire minority interest in Bayad Center and 100% of Multipay.”

July 29, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge-Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with PSE’s Revised Disclosure Rules, we submit herewith a press release entitled “MVP Group’s DigiCo agrees to acquire minority interest in Bayad Center and 100% of Multipay.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,372 As of June 30, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
July 29, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is a press release entitled “MVP Group’s DigiCo agrees to acquire minority interest in Bayad Center and 100% of Multipay.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

July 29, 2024

PLDT pressrelease

MVP Group’s DigiCo agrees to acquire minority interest in Bayad Center and 100% of Multipay

MANILA, 29 July 2024 – DigiCo, a digital entity owned by businesses led by Manuel V. Pangilinan (“MVP Group”), today announced its execution of separate agreements to acquire a 10% interest in Bayad Center (“Bayad”) and 100% of Multipay Corporation (“Multipay”).

"Having both online and offline solutions, Bayad and Multipay are uniquely positioned to accelerate the country's shift to digital payments. These companies will improve the payment experience for the Filipino consumer and provide partners with integrated solutions,” said DigiCo Chairman Pangilinan.

DigiCo is owned by PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI), Manila Electric Company (“Meralco”) (PSE: MER), and Metro Pacific Investments Corporation (“MPIC”). “Harnessing the data assets of the MVP Group will enable us to deliver a superior, intuitive, and personalized customer experience, backed by insights that can uplift the way we serve our customers across the MVP Group,” Pangilinan added.

Under the deal, DigiCo will acquire a 10% stake in Bayad, a bills payment provider which serves more than 800 utility, financial, and various billers with a network of more than 104,000 touchpoints nationwide. DigiCo’s acquisition of minority interest in Bayad is subject to closing conditions.

“For 18 years, Bayad has served the Filipino public through accessible, reliable, and impactful payment solutions. Our success is a testament to the unwavering trust placed in us by billing institutions, payment channels and the Filipino public,” said Lawrence Y. Ferrer, CEO and President of Bayad.

DigiCo also executed an agreement to acquire 100% of Multipay, a wholly owned subsidiary of Multisys Technologies Corporation (“Multisys”), whose strong relationship with various billers and digital payment channels is expected to complement and add value to an integrated payment platform's capabilities. Multipay’s acquisition will be completed once all closing conditions are obtained.

"Multipay has come a long way, and we are confident that DigiCo will be in the best position to take Multipay to even greater heights," said Victor Y. Tria, CEO and President of Multisys.

DigiCo plans to leverage its expertise and resources to support Bayad's and Multipay’s growth trajectory while exploring and unlocking synergies in the MVP Group, according to Kat Luna-Abelarde, DigiCo Chief Commercial Officer. "This is the latest milestone on our journey to drive new, innovation-led growth, and is aligned with the MVP Group's support for the Government's overall digitalization push, particularly financial inclusion for Filipinos across the nation," she added.

XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Deborah Anne N. Tan
pldt_ir_center@pldt.com.ph	dntan@smart.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telecommunications company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

About Bayad

Bayad has developed an outsourced bills payment collection service in the Philippines, aggregating a multitude of billers into a robust system that is now being used by leading establishments and electronic money institutions across the country. Formerly known as Bayad Center, a fintech subsidiary of Meralco, it continues to innovate the industry and offer a whole suite of financial products & services available to both consumers and businesses.

About Meralco

Meralco is the largest private sector electric distribution utility company in the Philippines covering 39 cities and 72 municipalities. Meralco celebrated 120 years of service in 2023, committed to providing reliable and affordable energy.

About MPIC

MPIC is a Philippine-based, investment management and holding company registered with the Philippine Securities and Exchange Commission. It is a leading infrastructure holding company with a diverse set of assets held through its operating companies. Through acquisitions and strategic partnerships, MPIC seeks to create value by upgrading infrastructure, improving operational efficiency, increasing customer coverage and working closely with regulators and other partners in government.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : July 29, 2024